UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 17)*
BIOLASE, INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

090911207
 (CUSIP Number)

Jack W. Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 090911207		Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
JACK W. SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,241,322 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,241,322 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,241,322 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.54% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	This amount includes 530,266 Shares that the Reporting Person has the right to acquire upon exercise of Warrants and New Warrants (defined in Amendment No. 8 and Amendment No. 10, respectively).

(2)
This percentage is based on a total of 40,115,379 Shares outstanding, which is the sum of: (i) 39,585,113 Shares outstanding as of June 1, 2020 and (ii) 530,266 Shares that the Reporting Person has the right to acquire upon exercise of Warrants and New Warrants.

SCHEDULE 13D

CUSIP No: 090911207		Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
JACK W. SCHULER LIVING TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
909,979 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
909,979 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
909,979 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.29% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This amount includes 170,159 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

(2)
This percentage is based on a total of 39,755,272 Shares outstanding, which is the sum of (i) 39,585,113 Shares outstanding as of June 1, 2020 and (ii) 170,159 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

SCHEDULE 13D

CUSIP No: 090911207		Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
RENATE SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,331,343 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,331,343 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,331,343 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.35% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	This amount includes 360,107 Shares the Reporting Person has the right to acquire upon exercise of New Warrants.

(2)
This percentage is based on a total of 39,945,220 Shares outstanding, which is the sum of: (i) 39,585,113 Shares outstanding as of June 1, 2020 and (ii) 360,107 Shares that the Reporting Person has the right to acquire upon exercise of New Warrants.

SCHEDULE 13D

CUSIP No: 090911207		Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
SCHULER FAMILY FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,311,343 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,311,343 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,311,343 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.30% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	This amount includes 360,107 Shares the Reporting Person has the right to acquire upon exercise of New Warrants.

(2)
This percentage is based on a total of 39,945,220 Shares outstanding, which is the sum of: (i) 39,585,113 Shares outstanding as of June 1, 2020 and (ii) 360,107 Shares that the Reporting Person has the right to acquire upon exercise of New Warrants.

SCHEDULE 13D

Page 6 of 8 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 17 to Schedule 13D (“Amendment No. 17”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on November 10, 2014, as amended by Amendment No. 1 filed on November 10, 2014, Amendment No. 2 filed on March 6, 2015, Amendment No. 3 filed on October 14, 2015, Amendment No. 4 filed on October 23, 2015, Amendment No. 5 filed on November 9, 2015, Amendment No. 6 filed on November 13, 2015, Amendment No. 7 filed on December 14, 2015, Amendment No. 8 filed on August 3, 2016, Amendment No. 9 filed on October 10, 2016, Amendment No. 10 filed on April 17, 2017, Amendment No. 11 filed on July 5, 2017, Amendment No. 12 filed on November 9, 2017, Amendment No. 13 filed on November 30, 2017, Amendment No. 14 filed on December 7, 2017, Amendment No. 15 filed October 29, 2019, and Amendment No. 16 filed on May 15, 2020 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, California 92618. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 (a), (b), and (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 8,241,322 Shares, representing approximately 20.54% of the Shares outstanding. This amount consists of: (A) 739,820 Shares and 170,159 Shares obtainable upon exercise of Warrants held by the Trust, collectively representing approximately 2.29% of the Shares outstanding; (B) 6,951,236 Shares and 360,107 Shares obtainable upon exercise of New Warrants held by the Foundation, representing approximately 18.30% of the Shares outstanding; and (C) 20,000 Shares held by Mr. Schuler’s spouse, Ms. Schuler, representing approximately 0.05% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on the sum of: (i) 39,585,113 Shares outstanding as of June 1, 2020; and (ii) for purposes of calculating beneficial ownership of Mr. Schuler and the Trust pursuant to Rule 13d-3(d)(1)(i) under the Act, 170,159 Shares issuable upon exercise of Warrants held by the Trust; and (iii) for purposes of calculating beneficial ownership of Mr. Schuler and the Foundation pursuant to Rule 13d-3(d)(1)(i) under the Act, 360,107 Shares issuable upon exercise of New Warrants held by the Foundation.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 909,979 Shares beneficially owned by the Trust. Mr. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation. In addition, Mr. Schuler has no pecuniary interest, as such term is used for purposes of Section 16 of the Act, in any of the Shares held by the Foundation.

As of the date hereof, Ms. Schuler may be deemed to beneficially own, in the aggregate, 7,331,343 Shares, representing approximately 18.35% of the Shares outstanding. This amount consists of (A) 20,000 Shares held by Ms. Schuler, representing approximately 0.05% of the Shares outstanding, and (B) 6,951,236 Shares and 360,107 Shares obtainable upon exercise of New Warrants held by the Foundation, representing approximately 18.30% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on the sum of: (i) 39,585,113 Shares outstanding as of June 1, 2020; and (ii) for purposes of calculating beneficial ownership of Ms. Schuler and the Foundation pursuant to Rule 13d-3(d)(1)(i) under the Act, 360,107 Shares issuable upon exercise of New Warrants held by the Foundation.

Ms. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.  In addition, Ms. Schuler has no pecuniary interest, as such term is used for purposes of Section 16 of the Act, in any of the Shares held by the Foundation.

SCHEDULE 13D

Page 7 of 8 Pages

(c) On June 8, 2020, the Foundation sold 1,847,649 Shares at a weighted average price of $0.5532 per Share within a $1.00 range. The actual prices for these sales range between $0.5399 and $0.5643, inclusive, each effected in the open market by a broker. On June 9, 2020, the Foundation sold 2,137,559 Shares at a weighted average price of $0.5478 per Share within a $1.00 range. The actual prices for these sales range between $0.543 and $0.5601, inclusive, each effected in the open market by a broker.

SCHEDULE 13D

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2020

JACK W. SCHULER

/s/ Jack W. Schuler

JACK W. SCHULER LIVING TRUST

By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Trustee

RENATE SCHULER

/s/ Renate Schuler

SCHULER FAMILY FOUNDATION

By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	President